Annual Shareholder Meeting Results:

The Funds held their joint annual meeting of shareholders on December 18, 2009. Common/Preferred shareholders voted as indicated below:

								Withheld
					  Affirmative		Authority
Municipal III
Re-election of Robert E. Connor*
Class I to serve until 2012 			6,024 			-
Re-election of William B. Ogden, IV
Class I to serve until 2012 		  27,871,398 		1,079,062
Re-election of Hans W. Kertess
Class I to serve until 2012 		  27,860,507 		1,089,953

Messrs. Paul Belica, James A. Jacobson*++ and John C. Maney+ continue to serve as Trustees of the Funds.

* Preferred Shares Trustee
+ Interested Trustee
++ Mr. Jacobson joined the Board of Trustees on December 14, 2009.